December 22, 2010

Via Edgar Correspondence

William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Stamps.com Inc. ("Stamps.com")
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 0-26427

Dear Mr. Thompson:

This letter will serve as our response to the comments raised in your letter sent to us dated November 22, 2010.  Our response to each comment is set forth immediately below each individual comment in sequence.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.           We reviewed your response to comment one in our letter dated September 20, 2010.  Please explain why Temporary Liquidity Guarantee Program (TLGP) securities are not "investment securities".  Also clarify whether you are relying on Rule 3a-8 of the Investment Company Act concurrently with Rule 3(b)(1) or in the alternative.

Stamps.com Response

Regarding TLGP securities, we note that under Section 3(a)(2) of the Investment Company Act of 1940, the definition of “investment securities” excludes “Government Securities.”  The principal element of the “Government Securities” definition in Section 2(a)(16) of the Investment Company Act—the existence of a guarantee as to principal or interest by the United States, or an instrumentality thereof—is satisfied as to TLGP securities.  Stamps.com’s TLGP securities state in their underlying written materials (as required by FDIC regulation of all TLGP securities) that, “This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States.”

In addition, the following discussion published in the Final Rule for the TLGP program dated November 26, 2008 states the FDIC’s conclusion as to the nature of the FDIC’s guarantee of TLGP securities:

The FDIC has concluded that the FDIC’s guarantee of qualifying debt under the Debt Guarantee Program is subject to the full faith and credit of the United States pursuant to section 15(d) of the FDI Act, 12 U.S.C. 1825(d). Under both the Amended Interim Rule and the Final Rule adopted by the FDIC, the principal amount and term to or date of maturity of conforming debt instruments—citing the FDIC guarantee on their face—will effectively be incorporated by reference into the FDIC’s debt guarantee, and the provisions of section 15(d) are therefore satisfied.  12 C.F.R. Part 370 (2008).

Further, the statutory provisions of the Final Rule expressly provide that the guarantee by the FDIC applies to “unpaid principal and/or interest” (see Final Rule, Section 370.73(a)), and the FDIC has stated, in a letter to the Securities and Exchange Commission, that the guarantee provided is “full and unconditional.”  See letter from the Federal Deposit Insurance Corporation to the Securities and Exchange Commission, dated November 24, 2008.

We also note that the Division of Corporate Finance has previously addressed the status of TLGP securities for purposes of the determination of securities exempt from the registration provision of the Securities Act of 1933, as amended, pursuant to Section 3(a)(2) thereunder.  The Division concurred with the conclusion of the FDIC that TLGP senior unsecured debt securities that are fully and unconditionally guaranteed by the FDIC under the Debt Guarantee Program component of the Temporary Liquidity Guarantee Program (as the Final Rule has stated they are) and were issued between October 14, 2008 and June 30, 2009 and have a maturity that ends on or before June 30, 2012 (as do the Stamps.com TLGP securities),“will be considered guaranteed by an instrumentality of the United States for purposes of Section 3(a)(2) of the Securities Act of 1933.”  The Division's agreement with the FDIC conclusion is documented in the response by Thomas J. Kim of the Office of Chief Counsel Division of Corporation Finance to the incoming letter dated November 24, 2008 from John V. Thomas, the Acting General Counsel of the Federal Deposit Insurance Corporation.

Given the guarantee of principal and interest by the United States or an instrumentality thereof, such as the FDIC, backed by the full faith and credit of the United States, all as stated in the underlying written instruments for Stamps.com’s TLGP securities, such TLGP securities should be considered “Government Securities” under the Investment Company Act and therefore not “investment securities.”

In regard to Stamps.com’s reliance on Rule 3a-8 and Section 3(b)(1) of the Investment Company Act, we believe that we qualify under each exemption on an independent basis.

Note 9.  Income Taxes, page F-17

2.           Please provide further support for the timing and amount of the 2008 and 2010 reductions in the valuation allowance. In doing so, please compare and contrast the positive and negative evidence that was considered at the end of fiscal year 2007 to the evidence that was considered at the end of the first quarter of fiscal 2008. Likewise, please compare and contrast the positive and negative evidence that was considered at the end of fiscal 2009 versus the end of the first and second quarters of fiscal 2010. Show us how you computed the amount of each revision to the valuation allowance.  Finally, please show us your projected taxable income for the remainder of fiscal 2010 and for the next two years. To the extent the projections support a net deferred tax asset that is materially different than the net deferred tax asset recorded as of June 30, 2010, please explain in detail the basis for the difference.  In doing so, please discuss how your projections in recent years have compared to actual results.

Stamps.com Response

The following is background information related to our valuation allowance assessment as of December 31, 2007:

•
We were in a taxable loss position prior to fiscal year ("FY") 2005.  We experienced significant and fluctuating taxable losses from inception of the Company in FY 1998 through FY 2004 including a $137 million taxable loss in FY 2000.

•
Our federal NOL carryforwards had varying future expiration dates ranging from 2019 through 2024 and our state NOL carryforwards had varying future expiration dates ranging from 2012 through 2014.  We determined that it was not appropriate to assume that the NOL carryforwards would ultimately be realized primarily because the carryforwards had a long period of carryforward (e.g., 15 years).  We modeled "no-growth" future taxable income projections through the NOL expiration dates and based on that analysis, we determined that if we were not able to significantly grow future taxable income, then a significant portion of our NOLs would expire unused.  Thus, we could not conclude that it was more likely than not that we would be able to utilize all of our NOLs before they expire.

•
Our business is dependent upon and heavily regulated by the United States Postal Service ("USPS").  We assessed that future regulatory amendments by the USPS could result in a negative impact on our business operations, cost structure and resulting projection of future taxable income. Specifically, our PhotoStamps business was in a "market test" phase with the USPS that as of December 31, 2007 was only approved to continue through May 2008.

•
We were a named defendant in an intellectual property infringement litigation.  The plaintiff, Kara Technology, was seeking remedies that included damages, on-going royalties and an injunction.  While we expected to prevail in this litigation, we could be determined to be at fault which would negatively impact our business operations, cost structure and resulting taxable income.

In comparing and contrasting the positive and negative evidence for the end of the first quarter of FY 2008 compared to the end of FY 2007, there were several significant discrete events that occurred during 2008 with regard to certain negative evidence that was present at the end of FY 2007 as follows:

•
The first quarter of 2008 was the first quarter following the completion of positive taxable income in each of the three previous fiscal years as well as for the cumulative three year period.  Per ASC 740 (10-30-22), positive evidence includes "a strong history of earnings exclusive of the loss that created the future deductible amount". While ASC 740 does not state a specific pre-defined time period to be used in determining "a strong history of earnings", we concluded that the approach we utilized was reasonable and appropriate under this guidance.

•
For FY 2007, PhotoStamps revenue constituted 21% of total revenue and thus was a significant portion of revenue and our business.  Our ability to prepare reliable projections as of December 31, 2007 was negatively impacted by the uncertainty related to whether the PhotoStamps market test would be allowed to continue past May 2008.  During 2008, we received indications from the USPS that the market test for our PhotoStamps business would be extended for another year into FY 2009.  Applying ASC 740 (10-30-21), if the market test for PhotoStamps had not been extended, we would have expected the discontinuance of PhotoStamps  to negatively affect future taxable income on a continuing basis in future years.  Therefore, the continuation of the market test in 2008 reduced this negative evidence that existed as of December 31, 2007.

•
Based on the historical volatility in our stock price and material changes in past ownership levels, a significant risk existed that an ownership change pursuant to Section 382 of the Internal Revenue Code could have occurred which would have limited future use of our tax loss carryforwards.  Based on this potential risk, prior to releasing this portion of our valuation allowance, we updated and finalized our annual study of our ownership shift under Section 382.  Based on this updated analysis, we estimated that we had experienced a change in ownership of approximately 34% at March 31, 2008 compared to the 50% shift in ownership by one or more 5% shareholders within a three-year period that would have constituted an ownership change of control under Section 382.  To reduce this Section 382 risk, we included a proposal, "The NOL Protective Measures", which restricted transfers of stock that would create new 5% shareholders without a waiver from the Protective Measures from our Board of Directors, in our 2008 Proxy and which was approved by shareholders.

As a result of the foregoing discrete changes summarized above and the resulting weight of available evidence, it was our judgment that the then-current facts and circumstances had changed such that the likelihood of realization of a portion of the deferred tax asset had become more likely than not.

Per ASC 740 (10-30-23), an entity shall use judgment in considering the relative impact of negative and positive evidence.  The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion of the deferred tax asset.  Per ASC 740 (10-30-24), future realization of a tax benefit sometimes will be expected for a portion but not all of a deferred tax asset, and the dividing line between the two portions may be unclear. In those circumstances, application of judgment based on a careful assessment of all available evidence is required to determine the portion of a deferred tax asset for which it is more likely than not a tax benefit will not be realized. Taking this into consideration and after weighing all available positive and negative evidence, we determined that there was enough positive evidence, including the expected limited period extension on the market test for our PhotoStamps business, to justify the reduction of the valuation allowance utilizing one year of future projected taxable income.

We calculated the valuation allowance release in the first quarter of FY 2008 based on one year of future projected taxable income of $9.2 million multiplied by our projected effective tax rate of approximately 40% resulting a net deferred tax asset equal to $3.7 million which was recorded on the balance sheet at March 31, 2008. We also determined that based on the existence of the negative evidence that it was still appropriate to have a valuation allowance against the remainder of the deferred tax asset where the long-term risks and uncertainties resulted in our inability to conclude that it was more likely than not that those portions of the deferred tax asset would also be realized.

In assessing our valuation allowance at the end of our second quarter of FY 2010, the positive and negative evidence present at the first quarter of 2008 through the second quarter of FY 2010 valuation allowance release remained relatively consistent. The discrete events and circumstances resulting in positive evidence that we relied upon in reducing our valuation allowance in the second quarter of FY 2010 were as follows:

•
We had a longer history of positive taxable income.  As of the second quarter of FY 2010, we had experienced five and one half years of positive taxable income (FY 2005 - FY 2009 plus first and second quarters of FY 2010).  This increased history of positive earnings increased our positive evidence of a "strong earnings history" under ASC 740 (10-30-22).

•
We settled our outstanding patent infringement litigations with Kara Technology in which we were a named defendant as reflected in our second quarter of FY 2010 financial statements. The settlement, although substantially decreasing taxable income in FY 2010, improved our confidence in our short-term taxable income projections for upcoming years by (1) eliminating the uncertainty of a potentially large negative judgment against us and (2) eliminating on-going third party litigation expenses which we expected to be material during the 2011 and 2012 years and which are often unpredictable from a timing perspective.  This discrete event served as new positive evidence / reduced negative evidence that did not exist at the end of fiscal 2009 or in the first quarter of 2010.

•
We updated and finalized our study of the potential limitations on our NOLs under Section 382 of the Internal Revenue Code.  Based on this revised analysis, we estimated that we had experienced a change in ownership of approximately 24% at June 30, 2010 compared to the 50% threshold shift in ownership by one or more 5% shareholders within a three-year period as defined in Section 382. The ownership shift as of June 30, 2010 had declined significantly from the 34% ownership shift as of March 31, 2010.

As a result of the foregoing discrete changes summarized above and the resulting weight of available evidence, it was our judgment that the then-current facts and circumstances had changed such that the likelihood of realization of an additional portion of the deferred tax asset had become more likely than not.

Our projected taxable income for the third and fourth quarters of FY 2010 was $100 thousand, our projection for FY 2011 was $8.9 million and our projection for FY 2012 was $10.3 million. Our original taxable income forecast for the third and fourth quarters of FY 2010 was $5.2 million but that was reduced by the $5.1 million expense related the settlement of the Kara Technology litigation.  We note that the $5.1 million settlement expense was included in the second quarter of FY 2010 GAAP financial statements but the $5.1 million tax deduction was included in the second half of FY 2010 taxable income projection reflecting when the cash was expected to be paid.

We calculated the valuation allowance release in the second quarter of FY 2010 based on future projected taxable income for FY 2011 and FY 2012 of $19.2 million multiplied by our projected effective tax rate of approximately 40% resulting in a net deferred tax asset of $7.6 million which was recorded on the balance sheet at June 30, 2010.  This resulted in a decrease in the previously recorded valuation allowance as of December 31, 2009 and March 31, 2010 of approximately $4.0 million. We do not believe that excluding the projected taxable income of $100 thousand for the remainder of 2010 resulted in a material difference to the net deferred tax asset amount that was recorded as of June 30, 2010.

While we believe it was appropriate to utilize future projected taxable income through 2012 to derive our net deferred tax asset and resulting valuation allowance release, we wanted to specifically address why we believe that it was not appropriate to base the net deferred tax asset on projected taxable income beyond 2012

The discrete events and circumstances resulting in negative evidence that we relied upon in limiting the number years of projected taxable income through FY 2012 and which supported the need to continue carrying a valuation allowance for the remainder of the deferred tax asset which would require taxable income projections beyond FY 2012 are as follows:

•	Beyond 2012, we have significantly less visibility and confidence in projecting our operating results and taxable income.

•
While we have experienced positive taxable income over the last five fiscal years (FY 2005 – FY 2009), the amount of taxable income has fluctuated on a year-to-year basis, at times materially and unpredictably. In addition, we experienced declining taxable income in each of the last three fiscal years and our projections called for a another decline in taxable income in FY 2010.  These material fluctuations in recent historical taxable income trends increase the difficulty in projecting taxable income beyond a short-term period.

•
Our recent history of projecting taxable income has had mixed results (see further discussion below).  We have experienced unpredictable, material events in FY 2008 and FY 2010 that both positively and negatively impacted our actual taxable income compared to original projections that did not anticipate these events and are evidence of the difficulty in projecting taxable income beyond a short-term period.

•
We are regulated by the USPS and any regulatory changes mandated by the USPS directly impact our business operations. We have historically experienced increased costs as a result of regulatory changes.  Based on our historical experience and publicly disclosed information regarding the operating results of the USPS, we believe the potential for future regulatory changes that would negatively impact our costs and profitability exist (see “Risk Factors” of our most recently filed Form 10-K for examples). The uncertainly around future regulatory changes and their potential impact on our taxable income increase the difficulty in forecasting beyond a short-term period.

The Staff has also requested we discuss how our projections in recent years have compared to actual results. As of today, there are only two years of projections (FY 2008 and FY 2009) related to the valuation allowance releases for which we have actual results to compare them against as follows:

Actual vs Projections Comparison	Forecast	Actual

2008 Taxable Income ($000s)	$10,967	$12,660

2009 Taxable Income ($000s)	$9,217	$9,344

For FY 2008, our actual taxable income was $12.7 million which was $1.7 million higher than the $11.0 million original forecast.  The primary reason for the difference between actual and forecasted taxable income was attributable to $1.4 million of taxable income from a single large unanticipated order of PhotoStamps retail gift cards that was not included in the original forecast.

For FY 2009, the actual taxable income was very close to the original forecast. There were no material, unanticipated, unusual events such as litigation settlements during the year.

While we do not have actual results for FY 2010 at this point, we expect that the actual taxable income will come in significantly below our original forecasts due to the occurrence of material, unpredictable events such as the $5.1 million litigation settlement expense for the Kara Technology litigation which was not included in our original forecast.

In looking at our history of actual vs. projected taxable income, we believe it supports our position that we have the ability to forecast short-term taxable income excluding the impact of material, unpredictable events.  However, the expected potential for material, unpredictable events, such as we saw in FY 2008 and FY 2010, the increased uncertainly around the economic environment in the U.S. and the potential for future regulatory changes from the USPS all support our position that it is appropriate to limit our reliance on projections to short-term forecasts as there is a greater likelihood of these material, unpredictable events occurring over an extended period of time.

Given the fact that expectations of future taxable earnings are the primary basis in determining our valuation allowance and given the specific facts and circumstances discussed, we believe that such projections should be limited to a relatively short period of time and that the future time periods we used were reasonable and appropriate.

In conclusion, we have carefully evaluated all available positive and negative evidence for the periods under discussion using our best judgment with the facts available at the time the determination was made and believe our valuation allowance releases and current net deferred tax asset are appropriate.

Finally, as we noted in our previous response, in future filings tax accounting estimates will be discussed under Critical Accounting Policies and along with disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations will include a reasonable amount of specificity as to the reasons for any revision to the valuation allowance during the periods presented.

Please feel free to contact Kyle Huebner, Chief Financial Officer directly (310-482-5804) if you would like to speak with us or if you have any additional questions relating to this matter.

Sincerely, /s/ Kyle Huebner Kyle Huebner Chief Financial Officer